UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 7, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 7, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, June 7, 2016

DBV Technologies Announces

Appointment of Leading Japanese Allergist, Dr. Motohiro Ebisawa,

to its Scientific Advisory Board

Dr. Ebisawa strengthens DBV’s scientific expertise and its global leadership in developing treatments for food allergies

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the appointment of Dr. Motohiro Ebisawa, MD, PhD, Director of Allergy at Sagamihara National Hospital in Kanagawa, Japan, to its Scientific Advisory Board. The contributions of Dr. Ebisawa, a renowned opinion leader in food allergies, will continue to strengthen DBV’s leadership in developing transformational product candidates for the care and treatment of food allergic patients around the world.

“We welcome Dr. Ebisawa to our Scientific Advisory Board, and we believe that his appointment continues to bolster our leading medical and scientific expertise,” said Dr. Hugh Sampson, Chief Scientific Officer, DBV Technologies. “DBV’s mission is to develop safe and efficacious treatments for food allergies, and as part of our pledge to patients, we are committed to increasing our global footprint, including in Japan, where there is a significant prevalence of food allergies.”

Dr. Ebisawa is a leading expert in food allergies and currently serves as Secretary General on the Board of Directors of the World Allergy Organization (WAO), where he has served in different leadership roles since 2010. In addition to his WAO tenure, Dr. Ebisawa serves on the Executive Board of Directors of the Japanese Society of Allergology, is Chair of the Food Allergy Committee of the Japanese Society of Pediatric Allergy and Clinical Immunology, and is a member of the GINA Assembly and the Collegium Internationale Allergogica (CIA).

“DBV’s science- and patient-driven approach to finding a potential treatment for food allergies marks an important turning point in our field, and I am excited to be part of this effort. If approved, Viaskin Peanut could be a major breakthrough for our patients, who have long awaited for an answer to managing their disease,” said Dr. Ebisawa

After graduating in medicine from The Jikei University School of Medicine in Tokyo, Japan, Dr. Ebisawa completed his residency at Jikei University Hospital, and was a visiting resident at St. Thomas Hospital in London, England. He completed his postgraduate studies at The Jikei University School of Medicine, where his earned his doctorate. He did postdoctoral fellowship at Johns Hopkins University. After returning to his home country, he began

1

practice and research in food allergies. He has won multiple awards, including the Allergy 2000 International Young Investigator Award, and has authored numerous articles in peer-reviewed publications.

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; and statements regarding our research and development efforts and the commercial potential of our product candidates generally. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contacts

Marion Janic, Rooney & Associates

+1 212-223-4017

mjanic@rooneyco.com

2

Media Contacts, Europe

Caroline Carmagnol, Alize RP – Relation Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com

3